      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1997
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                              CORE INDUSTRIES INC
                           (Name of Subject Company)
                             ---------------------

                                UD NEVADA CORP.
                                      AND
                       UNITED DOMINION INDUSTRIES LIMITED
                                    (Bidder)
                             ---------------------

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)
                             ---------------------

                                   218675106
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             RICHARD L. MAGEE, ESQ.
                                   SECRETARY
                                UD NEVADA CORP.
                       UNITED DOMINION INDUSTRIES LIMITED
                          2300 ONE FIRST UNION CENTER
                            301 SOUTH COLLEGE STREET
                      CHARLOTTE, NORTH CAROLINA 28202-6039
                           TELEPHONE: (704) 347-6800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                    COPY TO:
                             STEPHEN M. LYNCH, ESQ.
                       ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28246
                           TELEPHONE: (704) 377-2536
                             ---------------------

                           CALCULATION OF FILING FEE

  TRANSACTION VALUATION  AMOUNT OF FILING FEE
      $285,437,500*            $57,088

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

    Amount Previously Paid:

     -------------------------------------------------------------------------
    Form or Registration No.:

     ------------------------------------------------------------------------
    Filing Party:
    --------------------------------------
    Date Filed:
    --------------------------------------

================================================================================

*NOTE: THE TRANSACTION VALUE IS CALCULATED BY MULTIPLYING $25.00, THE PER SHARE
       TENDER OFFER PRICE, BY 11,417,480, THE SUM OF 10,752,608, THE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK; AND 664,872, THE NUMBER OF SHARES OF COMMON STOCK SUBJECT TO OUTSTANDING OPTIONS EXERCISABLE WITHIN 60 DAYS OF THE DATE HEREOF.

------------------------------------
 CUSIP
  No.          218675106                        SCHEDULE 14D-1 and SCHEDULE 13D
------------------------------------
------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      UD Nevada Corp.
------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) []
                                                       (b) []
------------------------------------------------------------------
  3   SEC USE ONLY
------------------------------------------------------------------
  4   SOURCE OF FUNDS
      BK, WC
------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)               []
------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      0
------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES                                 []
------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      0.0%
------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------

------------------------------------
 CUSIP
  No.          218675106                        SCHEDULE 14D-1 and SCHEDULE 13D
------------------------------------
------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      United Dominion Industries Limited
------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) []
                                                       (b) []
------------------------------------------------------------------
  3   SEC USE ONLY
------------------------------------------------------------------
  4   SOURCE OF FUNDS
      BK, WC
------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)               []
------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      0
------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES                                 []
------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      0.0%
------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by UD Nevada Corp., a Nevada corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $1.00 per share (the "Common Stock"), of Core Industries Inc, a Nevada corporation (the "Company"), at a price of $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 2, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     This Statement also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser and Parent of beneficial ownership of the Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Core Industries Inc, a Nevada corporation, which has its principal executive offices at P.O. Box 2000, 500 North Woodward Avenue, Bloomfield Hills, Michigan 48304.

     (b) The equity securities being sought are all the outstanding shares of Common Stock, par value $1.00 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and
Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, NYSE Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) and (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, NYSE Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of June 25, 1997, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Form of Offer to Purchase dated July 2, 1997.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter from Merrill Lynch, Pierce, Fenner & Smith
         Incorporated and Furman Selz LLC to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.
(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies and Nominees to Clients.
(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published in The Wall Street
         Journal on July 2, 1997.
(a)(8)   Press release issued by Parent on June 26, 1997.
(a)(9)   Press release issued by the Company on June 26, 1997.
(a)(10) Form of Letter from Putnam Investments to participants in Core Industries Inc. 401(k) Plans, with transmittal instructions.
(b)(1)   Commitment letter dated June 24, 1997, from Royal Bank of
         Canada in favor of Parent and United Dominion Industries,
         Inc.
(c)(1) Agreement and Plan of Merger, dated as of June 25, 1997, among Parent, Purchaser and the Company.
(c)(2)   Confidentiality Agreement dated October 2, 1996, between the
         Company and United Dominion Industries, Inc.
(c)(3) Letter agreement dated June 20, 1997, between the Company and Parent regarding payment of certain fees.
(d)      None.
(e)      Not applicable.
(f)      None.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UD NEVADA CORP.

                                          By: /s/ RICHARD A. BEARSE
                                            ------------------------------------
                                            Name: Richard A. Bearse
                                            Title: Senior Vice President

                                          By: /s/ RICHARD L. MAGEE
                                            ------------------------------------
                                            Name: Richard L. Magee
                                            Title: Secretary

July 2, 1997

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UNITED DOMINION INDUSTRIES LIMITED

                                          By: /s/ RICHARD A. BEARSE
                                            ------------------------------------
                                            Name: Richard A. Bearse
                                            Title: Senior Vice President

                                          By: /s/ RICHARD L. MAGEE
                                            ------------------------------------
                                            Name: Richard L. Magee
                                            Title: Vice President, Law

July 2, 1997

                                 EXHIBIT INDEX

                                                                         PAGE IN
                                                                        SEQUENTIAL
EXHIBIT                                                                 NUMBERING
  NO.                                                                     SYSTEM
-------                                                                 ----------
(a)(1)    Form of Offer to Purchase dated July 2, 1997................
(a)(2)    Form of Letter of Transmittal...............................
(a)(3)    Form of Notice of Guaranteed Delivery.......................
(a)(4)    Form of Letter from Merrill Lynch, Pierce, Fenner & Smith
          Incorporated and Furman Selz LLC to Brokers, Dealers,
          Commercial Banks, Trust Companies and Nominees..............
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks,
          Trust Companies and Nominees to Clients.....................
(a)(6)    Form of Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9................
(a)(7)    Summary Advertisement as published in The Wall Street
          Journal on July 2, 1997.....................................
(a)(8)    Press release issued by Parent on June 26, 1997.............
(a)(9)    Press release issued by the Company on June 26, 1997........
(a)(10)   Form of Letter from Putnam Investments to participants in
          Core Industries Inc. 401(k) Plans, with transmittal
          instructions.
(b)(1)    Commitment letter, dated June 24, 1997, from Royal Bank of
          Canada in favor of Parent and United Dominion Industries,
          Inc.........................................................
(c)(1)    Agreement and Plan of Merger, dated as of June 25, 1997,
          among Parent, Purchaser and the Company.....................
(c)(2)    Confidentiality Agreement dated October 2, 1996, between the
          Company and United Dominion Industries, Inc.................
(c)(3)    Letter agreement dated June 20, 1997, between the Company
          and Parent regarding payment of certain fees................